SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D/A
                               (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)

                       PEOPLES COMMUNITY BANCORP, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                   COMMON STOCK, $.01 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                      (Title of Class of Securities)


                                71086E  10 7
-------------------------------------------------------------------------------
                               (CUSIP Number)


                               Thomas J. Noe
                      Peoples Community Bancorp, Inc.
                           6100 West Chester Road
                         West Chester, Ohio  45069
                              (513) 870-3530
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              August 15, 2002
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 5 Pages



CUSIP No.  71086E 10 7               13D/A                    Page 2 of 5 Pages

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Thomas J. Noe
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        PF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
        PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------

NUMBER OF SHARES        7      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                  91,802
REPORTING PERSON        -------------------------------------------------------
WITH                    8      SHARED VOTING POWER

                               57,270
                        -------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                               91,802
                        -------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               57,270
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        149,072
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [  ]
        SHARES
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.9%*
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

______________

* The Reporting Person's percentage ownership is determined by assuming that options held by such person (but not those held by any other person) and that are exercisable within sixty (60) days, have been exercised.



CUSIP No.  71086E 10 7               13D/A                    Page 3 of 5 Pages


                      AMENDMENT NO. 1 TO SCHEDULE 13D


     This Amendment No. 1 to Schedule 13D is filed by Thomas J. Noe, as an amendment to the Statement on Schedule 13D (the "Statement") relating to the shares of common stock, par value $.01 per share ("Common Stock") of Peoples Community Bancorp, Inc. (the "Issuer") filed with the Securities and Exchange Commission. The Statement is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     The Reporting Person beneficially owns 1,858 shares of Common Stock granted pursuant to the Issuer's Recognition and Retention Plan ("RRP"), which are held in the RRP Trust; 89,477 shares of Common Stock held directly; 7,000 shares held by the Reporting Person's wife; 1,870 shares of Common Stock granted pursuant to the Issuer's Employee Stock Ownership Plan ("ESOP") and 48,400 shares held through his retirement plan. All purchases by the Reporting Person were made with personal funds. The Reporting person also has been granted options to purchase an aggregate of 467 shares of Common Stock pursuant to the Issuer's stock option plan which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting Person.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) The Reporting Person beneficially owns 149,072 shares of Common Stock which represents approximately 5.9% of the outstanding shares of Common Stock assuming exercise of the Reporting Person's exercisable options. At the date hereof, 2,512,638 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock.

     (b) The Reporting Person has sole voting and dispositive power with respect to 91,802 shares of Common Stock which includes 1,858 shares held in the RRP Trust which may be voted by him and 467 shares of Common Stock which may be purchased upon the exercise of stock options. The Reporting Person has shared voting and dispositive power with respect to 57,270 shares of Common Stock which includes 1,870 shares held in the ESOP, 7,000 shares held by the Reporting Person's wife and 48,400 shares of Common Stock held in his retirement plan.

     (c) The Reporting Person effected the following transactions in the Issuer's securities during the last 60 days.




CUSIP No.  71086E 10 7               13D/A                    Page 4 of 5 Pages



                                          Securities Acquired
                                                                  Transaction
Title of Security     Transaction Date      Amount     Price        Effected
-----------------     ----------------    ---------- ---------    -----------

Common Stock            June 28, 2002          851      --         RRP grant

Common Stock           August 2, 2002        7,758    $20.74       By broker

Common Stock          August 15, 2002        5,995    $20.60       By broker


     (d)  Not Applicable.

     (e)  Not Applicable.












CUSIP No.  71086E 10 7               13D/A                    Page 5 of 5 Pages

                                 Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.





                                        /s/ Thomas J. Noe
                                        -----------------------
                                        Thomas J. Noe




                                        Date: August 22, 2002